
May 28, 2009

Mr. R. Clark Wood
Principal Accounting and Financial Officer
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08 Bermuda

> **Re: Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-32657**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."]

Form 10-K for Fiscal Year Ended December 31, 2008

Cover page

1.   We note that your document filed on March 2, 2009 presents a Commission file number of 0-49887. Please note that your file number is 1-32657. In future filings please ensure you reflect the appropriate file number.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results of Operations

Goodwill and intangible asset impairment, page 28

2.   We note your disclosure that indicates you have recognized an impairment charge relating to your "Canada Well-servicing and Drilling" operating segment due to the duration of the economic downturn in Canada and lack of certainty regarding eventual recovery. Please expand your disclosure to more fully describe the reasons for this impairment charge including the significant factors considered. Additionally, include in your discussion indicative information regarding the possibility of further impairment including a sensitivity analysis of the critical factors that would likely impact the value of these operations. Please refer to Instruction 2 of Item 303(a) of Regulation S-K.

Future Cash Requirements, page 31

3.   Please remove your column identified as "Other" in your tabular presentation of contractual obligations, as this presentation is not contemplated. Please refer to Item 303 (a)(5) of Regulation S-K for guidance.

Critical Accounting Estimates

Oil and Gas Properties, page 38

4.   We note your disclosures that indicate you have sustained impairment of your Ramshorn business unit properties accounted for using the successful efforts method and a ceiling test write-down using year-end prices in your full-cost method oil and gas joint ventures accounted for under the equity method. We further note that prices for natural gas have continued to decline subsequent to year end. Please expand this disclosure to present a sensitivity analysis or other indicative information that might be helpful to investors in understanding your exposure to commodity price variations and their impact to your impairment analysis and ceiling test. Please also expand your footnote disclosure to address the requirements of paragraphs 13-14 of SOP 94-6.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments

Long-term investments and other receivables, page 53

5.   Please clarify your method of accounting for your long-term investments. We
        note your disclosure on page 53 that indicates you use the equity method to
        account for such investments. We note elsewhere on page 66 that you carry
        certain long-term investments at fair value. Please review your investment policy
        disclosures and provide a more robust comprehensive discussion of accounting
        policies for all investments you hold.

Property, Plant and Equipment, page 53

6.   We note you apply a "units-of-production" method to depreciate your drilling and
        workover rigs. Please clarify in your disclosure what the "unit" is in your method
        of depreciation. It is unclear if the unit is a contracted operating day or some
        other unit of measure. Please also explain the period of inactivity or event that is
        required for you to begin using the straight-line method of depreciating these
        assets.

Oil and Gas Properties, page 54

7.   We note your policy disclosure indicates that your depletion provision of
        capitalized costs is determined using proved developed reserves. Please clarify
        the reserve base you use to amortize lease acquisition costs. Please refer to
        paragraphs 30 and 35 of SFAS 19 for guidance.

Note 3 – Financial Instruments, page 59

8.   We note on page 66 you disclose that certain of your long-term investments are
        carried at fair value. Please modify your presentation provided on page 60 to
        include all assets and liabilities that are measured at fair value and provide
        disclosure of the level within the fair value hierarchy in which the fair value
        measurements fall. Please refer to paragraphs 32 and 33 of SFAS 157.

Note 6 – Cash and Cash Equivalents and Investments, page 62

9.   We note you hold investments in various securitized instruments and corporate
        debt securities. Please tell us and disclose the literature you use to evaluate your
        investments for other-than-temporary impairment. We note for instance that you
        hold corporate debt securities that carry a Moody's rating of "Baa3". Please tell
        us if you have considered the guidance found in paragraph 5(e) of EITF 99-20 in
        evaluating these securities.

Note 11 – Income Taxes, page 70

10.   We note your disclosure in your rate reconciliation that indicates you generated a
        higher proportion of your taxable income in the United States during 2008. We
        further note in your geographic segment disclosures that your revenues generated
        in the U.S. as a percentage of total revenues, decreased in 2008 compared to
        2007. Please clarify why your U.S. source income was greater in 2008 compared
        to 2007.

11.   Please clarify in your disclosure the nature of the tax reserves that were released
        in 2007. It appears the reversal of these reserves is having a significant impact on
        the comparability of your effective tax rate. Please refer to paragraph 47 of SFAS
        109.

Note 15 – Commitments and Contingencies

Income Tax Contingencies, page 78

12.   We note your disclosure that indicates the "SAT" has denied depreciation
        expense deductions relating to drilling rigs operating in Mexico in tax year 2003
        as well as certain labor services costs. We further note your disclosure indicates
        it is likely that the SAT will propose the disallowance of these deductions in tax
        years 2004-2008. Please modify your disclosure to quantify the amount of
        deductions that are likely to be questioned for each year. Please also provide
        disclosure of the potential tax consequences of these disputed deductions.

Litigation, page 79

13.   We note that you have received a judgment against the company by an Algerian
        court that your believe is "excessive". Please modify your disclosure to quantify
        the amount of the judgment.

Note 20 – Segment Information

Footnote 10 – page 87

14.   Please explain the "Other reconciling items" adjustment to your "Total segment adjusted income derived from operating activities". Your footnote describes the adjustment in part, as being related to "assets and capital expenditures. Please explain how these items are a component of your adjusted operating results.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

NFR Energy, LLC

Financial Statements

Consolidated Balance Sheets, page 10

15.   Please explain why you have labeled your balance sheet amounts, "For the Period from July 27, 2006 (Inception) through December 31, 2007". Please clarify if these amounts are as of December 31, 2007 or some other date.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief